UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated February 5, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following OTHER RELEVANT INFORMATION Grifols announces the following changes in its corporate governance structure: Raimon Grifols and Víctor Grifols Deu have decided to transition out of their executive positions, Chief Corporate Officer and Chief Operating Officer, respectively, and will remain on the Grifols Board, now as proprietary directors Thomas Glanzmann continues as Executive Chairman. The Board of Directors will appoint Nacho Abia as Chief Executive Officer (CEO). The moves are part of a long-planned, carefully architected corporate governance evolution strategy that Raimon Grifols and Víctor Grifols Deu initiated in 2022, together with the Board, to steadily separate ownership from company management, setting a new standard for family businesses listed on the Spanish Stock Exchange Nacho Abia is an accomplished senior executive with 25 years of international management experience at publicly traded life-science and medical-technology companies, will assume his responsibilities on April 1, 2024. He was most recently Executive Officer and Global Chief Strategy Officer of Tokyo-based Olympus Corporation, a Nikkei-listed company with 33,000 employees that specializes in medical technology and is a global leader in diagnostics and minimally invasive treatments. He will be appointed Board member on February 26 (by cooptation, covering a current vacancy) and will assume his responsibilities as CEO on April 1, focusing on enhancing Grifols’ current growth strategy, furthering operational excellence and continuing to execute the company’s deleveraging plan. Nacho Abia becoming CEO as well as the decision by Raimon Grifols and Víctor Grifols Deu to step down from their current roles after a smooth transition are part of a succession roadmap that the two Grifols executives, along with the Board, set in motion back in 2022. The Board awaited activation until the company’s post-pandemic recovery had solidified. Well-orchestrated handoffs transition will take place to ensure appropriate knowledge transfers, organizational adaption, and smooth continuity of business operations. This process began in earnest in the first months of 2023, when Thomas Glanzmann became Executive Chairman then CEO, and Raimon Grifols and Víctor Grifols Deu took on their current responsibilities. At that time the selection process for a new CEO accelerated. In December 2023, Victor Grifols Roura retired from the Board and was substituted by Albert Grifols Coma-Cros. Grifols, which has pioneered so many innovations over the decades, now also sets a new corporate governance standard for family businesses listed on the Spanish Stock Exchange.

The Board, which is fully supportive of the company’s deliberate, stepwise approach to leadership succession, was instrumental in the search for a new CEO. In Barcelona, on February 5, 2024 Nuria Martín Barnés Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 5, 2024